

July 3, 2012

<u>Via E-mail</u>
Jeremiah Z. Smith
Executive Vice President
  and Chief Financial Officer
First Northern Community Bancorp
195 N. First St.
Dixon, CA 95620

      Re: First Northern Community Bancorp
               Form 10-K for the Fiscal Year Ended December 31, 2011
               Filed March 21, 2012
               Form 10-Q for the Quarterly Period Ended March 31, 2012
               Filed May 10, 2012
               File No. 000-30707

Dear Mr. Smith:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Item 9A. Controls and Procedures</u>

1. We are unable to locate disclosures related to your principal executive and principal financial officers' assessment of and conclusion regarding the effectiveness of your Disclosure Controls and Procedures (DCP) as of the end of the period. Please tell us how you determined you have complied with the DCP disclosures required by Item 307 of Regulation S-K or amend your filing to include these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3423 if you have questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief